Minco Gold Corporation

(Formerly Minco Mining & Metals Corporation)

Management’s Discussion and Analysis

For the Period Ended September 30, 2008

This management’s discussion and analysis (“MD&A”), dated November 14, 2008 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the period ended September 30, 2008 and the audited consolidated financial statements and notes prepared by management for the year ended December 31, 2007. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the above mentioned audited consolidated financial statements for the year ended December 31, 2007 and the MD&A and annual information form (AIF) for the same period, which contain extensive disclosure of the history and properties of the Company, are available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Gold Corporation (“Minco Gold” – formerly Minco Mining & Metals Corporation), referred to with its subsidiaries as the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition and exploration of mineral resource properties in the People’s Republic of China. Through joint ventures with various Chinese government entities and alliances with mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious metal properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Hunan, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

China has large mineral deposits and, as a result, there has been a steady growth in the number of foreign mining companies doing business in China.

The Company’s corporate structure consists of:

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Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”) and its interests in the Longnan, Jinniusan and Xiaoshan projects, incorporated in the People’s Republic of China; and Triple Eight Mineral Corporation (“Temco”), incorporated in the British Virgin Islands.

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Joint ventures and business combinations- the Company has contractual rights to earn into the following projects and joint ventures:

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up to 51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the “Mingzhong JV”), formerly “Mingzhong Guangdong Minco-Jinli Mining Co. Ltd, (the “Jinli JV”)  - holding company for the Changkeng Gold project;

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up to 75% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the “Damo JV”) - holding company for the Gobi Gold project; and

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70% of a joint venture company formed and known as Henan Zhongjia Minco Mining Co., Ltd. (“Zhongjia Minco JV”) - holding company for the Xiaoshan Gold project; and

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up to 75% of a joint venture company formed and known as Inner Mongolia Huayu-Minco Mining Co., Ltd. (the “HYMK JV”) - holding company for the BYC Gold project.

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Equity interests – 40.48% equity interest in Minco Silver Corporation (“Minco Silver”).

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2007 3rd quarter average	7.234	0.956
September 30, 2007	7.579	1.008
2008 3rd quarter average	6.593	0.962
September 30, 2008	6.606	0.964

Company’s Operations

The following is a discussion of the current plans for the properties and projects that Minco Gold holds directly and through its subsidiaries. Please refer to the AIF and MD&A for the year ended December 31, 2007, available on SEDAR and accessible at www.sedar.com, for historical information on these properties.

Minco Gold

Changkeng Gold Project

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract signed in 2004, Minco Gold and its partners were to form the Jinli JV, a Sino-Foreign joint venture with a total investment of 100 million RMB (approximately $14.9 million), to explore and develop the Changkeng gold deposit. To earn a 51% equity interest in the Jinli JV, Minco Gold was to contribute 51 million RMB (approximately $7.6 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

A drilling program completed late in 2004, consisting of eight drill holes, confirmed results of both the previous Chinese drilling and also the continuity of the No.1 zone towards the east and south. A proposal for a drilling program was presented to the joint venture partners in January 2006. This program consists of systematic infill drilling, which it is expected will allow up-grading of resources to the CIM “indicated” category.  The drilling program will also include holes to test for extensions of known mineralization.

On February 8, 2007, Minco China, Minco Gold’s wholly owned subsidiary, signed a joint venture agreement with three other Chinese partners to form a joint venture company called Guangzhou Mingzhong Mining Co. Ltd. (“Mingzhong JV”). The terms and conditions of the JV are similar to those of the Jinli JV.  The Mingzhong JV received its business license on March 30, 2007.

Under the terms of the JV agreement, Minco China has the right to earn a 51% equity interest in Changkeng with a total contribution of RMB 51 million (approx. US $7.1 million). The other shareholders will contribute RMB 49 million (approx. US $6.8 million) for their 49% equity interest in the Mingzhong JV.

The Mingzhong JV signed a purchase agreement in 2007 to buy a 100% interest in the exploration permit (the “Changkeng Exploration Permit”) on the Changkeng Gold Property from 757 Geo-Exploration Team of Guangdong Geological Exploration Bureau (“757 Exploration Team”).  Total purchase price (the “Purchase Price”) is appraised to be RMB 49 million (approx. US $7.7 million), payable in three installments within two years. The Ministry of Land and Resources of China has approved the Purchase Price and the transfer of the Changkeng Exploration Permit from 757 Exploration Team to the Mingzhong JV.

The Company can now proceed with an exploration program on the Changkeng Gold Project with the granting of the business license and the transfer of the Changkeng Exploration Permit.

In 2006, the implementation of the proposed comprehensive exploration program was delayed because the government approval procedures for the Mingzhong JV had not been finalized as expected. Instead of the proposed 10,000 meter drilling program, Minco Gold and its JV partners drilled two holes, ZK0103 and ZK0807, to meet the minimum expenditure requirement at Changkeng.  The results of that limited program generally confirm the previous results.

Exploration plan for 2008

An extensive exploration program has been approved by the board of directors of the Mingzhong JV. The general objective of the exploration program is to upgrade the gold resource estimate to meet the minimum requirements of the Chinese government for application of a mining permit.

The current exploration program consists of 15,000 metres of drilling, investigation of the mined-out area, metallurgical testing and hydrogeological, geotechnical and environmental studies. The program was initiated in April 2008 and is expected to be completed by the end of December 2008.  Following the completion of the drill program, an updated resource estimate will be completed and an Exploration Report will be completed for National permitting requirements.  These studies will be combined and used as the basis for completing an independent Preliminary Economic Assessment (PEA) on the project.

Currently BGRIMM (Beijing General Research Institute of Mining & Metallurgy) located in Beijing, China has commenced metallurgical studies on a bulk sample of the Changkeng mineralization.  These results will be used for the PEA.

To date, a total of 81 drill holes have defined a minimum strike length of +650 metres with drilling conducted on approximate 40 metre section spacing and holes on section between 20 metres to 80 metres apart. On March 12, 2008, the Company released a NI 43-101 compliant resource estimate which contains an indicated resource of 2.1 million tonnes @ 5.61 grams per tonne (g/t) gold (Au) for a total of 379,000 oz Au and an inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au. The study also identified areas where inferred resources can be upgraded to indicated and the overall deposit can be expanded. An updated NI 43-101 resource estimate technical report has been filed on SEDAR and is available at www.sedar.com.

As of October 6, 2008, 9812.9 meters of diamond drilling have been completed in 50 drill holes, including pump holes. Six shallow observation holes with a total footage of 630.8 metres were completed for the hydrogeological testing. The permit area has now been covered with a drill grid of 80X80 metres and some part of the major mineralization zone has been infilled to a drill grid of 40X40 metres. Further infill drilling is ongoing in order to cover the major mineralization zone and some new target areas with a drill grid of 40X40 metres. Hydrogeological testing and further drilling is currently being conducted. Holes for metallurgical sampling have been completed. All results are pending.

Gobi Gold Project

Minco Gold has earned a 63% interest in the Damo JV by spending approximately $1.7 million up to December 31, 2007, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.6 million).

In 2007, trenching and drilling were conducted to the west extension of the known gold mineralization zone. The drilling program was primarily focused on tracing the strike and dip extensions of the thick low-grade gold mineralization intersected in the previous drilling program. Multilayer mineralization zones were intersected in all five completed holes. Width of each individual zone is from 1 metre to more than 20 metres and grade of gold is from 0.6g/t to 2.45g/t.

Exploration Plan for 2008

Exploration activities will be focused on  mapping and trenching of the northeast extension of the Zhula Mine.

Field programs were commenced in late May. Exploration was focused on investigation of the surface distribution of the various-sized auriferous veins in the northeast extension area of the Zhula Mine. Trenching, channel sampling and chip sampling were conducted over geologically favorable areas and magnetic anomalies. A total of 165 samples were collected from trenches, abandoned mining pits and surface traverse lines, including 105 channel samples and 60 chip samples. Two parallel mineralization zones were identified between M8 and M9 magnetic anomalies. The two veins are 200-300m in length and 1-3m in width with gold grades of 1.05g/t and 1.47g/t in two trenches. An IP program will be conducted over the northeastern extension area to define drilling targets in late August or early September.  Reprocessing of all the available raw data from previous IP programs  are in progress to further delineate and define any potential targets.

BYC Gold Project

In 2002, the Company entered into a letter agreement with New Cantech Ventures Inc. (“New Cantech”) whereby New Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The Company received 500,000 common shares in the capital stock of New Cantech and agreed to spend 12 million RMB (approximately $1.8 million) in exploration over three years.

On September 28, 2006, New Cantech notified the Company that it did not want to proceed with the option, and the two parties signed a termination agreement on October 3, 2006 after New Cantech had spent approximately $780,000 on the property. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

An exploration program in 2007 consisted of detailed structural mapping by an experienced structural specialist to identify structural controls on gold mineralization. Structural targets were to be further tested by surface trenching.

A systematic sampling and mapping program on the previously abandoned mining pits within the exploration permit was carried out by Minco geologists in July 2007. A detailed discovery-oriented study on structural geology of the property was conducted by a consulting structural geologist in September 2007.

The Company has decided to sell its interest in the HYMK JV as the Company believes that the potential for a significant discovery is limited.  On July 18th, the Company agreed to transfer its interest in the HYMK JV to Long Da Fu (Beijing) Investment Co. Ltd. for a total of RMB 7.0 million (approximately $1.0 million).  A deposit has been made with respect to the sale of HYMK JV and the transaction is expected to be completed in the fourth quarter of 2008.

Xiaoshan Project

The Xiaoshan project consists of two exploration permits, the 17.1km2 Huluyu permit and the 12km2 Dafangshan permit and both permits are held by the Henan Nonferrous Exploration and Mining Company (“HNEM”), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province. Tectonically, the Xiaoshan project area sits at the Xiaoshan uplift block on the southern rim of the North China Craton. The area also forms part of east section of the E-W trending Qinling metallogenic belt. Host rock of gold and silver mineralization is mainly composed of interbedded chlorite-albite schist, sericite-quartz-albite schist, plagioclase- amphibole schist, and biotite-plagioclase gneiss.

A total of 13 gold and silver veins have been identified on surface within the Huluyu permit. Mineralized veins occur as thin veins in structural cataclastic belts and mainly controlled by NW- and NNW-trending faults. Seven gold and silver veins have been identified on surface in the Dafangshan area. Mineralized veins occur as thin structural veins within cataclastic alteration zones which are controlled by NW-, NE- and EW-trending faults.

On April 30, 2007, a JV contract was signed between Minco China and HNEM to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. On June 11, 2007, a business license was issued to the JV, Henan Zhongjia Minco Mining Co. Ltd.

An exploration program was proposed by the JV and exploration activities for Phase I program consisted of underground tunneling and a comprehensive surface investigation consisting of mapping and sampling.

An exploration program consisting of surface mapping and test drilling was approved by the JV board over the two exploration permits and the major structural zone where a massive sulfide has been detected in illegal mining adits. The field work of the mapping program was completed in July 2007. A drilling program of seven drill holes was designed to test the dip and strike extensions of the massive sulfide zone detected in the near-surface tunnels along the major structural zone within the Huluyu exploration permit.  The drilling program was initiated on October 22, 2007.

A general review on exploration data from exploration programs organized in 2007 was conducted in April and May 2008. It was concluded that there are no significant Ag-Pb-Zn mineralization intersected within the drilling below the K3 structure, which is the expected major ore-control structure. There is no further evidence for Minco’s target model of high grade Ag-Pb-Zn with associated Au. Therefore, Minco has decided to suspend its funding on all exploration programs in the two exploration permits and will keep the interest earned so far in the joint venture.

Minco China

Gold Bull Mountain Gold Project

The Company established a subsidiary company, Yuanling Minco for the purpose of initiating its exploration and mining activities in the major gold-producing areas in the West and Southwest Hunan province.  In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government.  On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanling Minco. In 2006, the Company paid a total of RMB 2,546,652 (approximately $358,400), which included a mining licence transfer fee of RMB 1,000,000 (approximately $143,000), an environmental protection fee of RMB 740,000 (approximately $104,000) and other related costs.

On August 5 2006, the Company entered into a Shareholding and Enterprise Assets Transfer Agreement to acquire Huaihua Tiancheng in order to obtain exploration permits for the areas around the Jinniusan mining licensed area. The acquisition price was RMB 6,000,000 (approximately $847,000) which has been paid in full.

A business license for mineral exploration, mining and smelting was granted to Yuanling Minco by the relevant government branch of local government and it is valid for 30 years. As of August 25, 2006. Yuanling Minco had acquired a mining permit of 0.178 km2 and an exploration permit of 16.78 km2 over the significant Gold Bull Mountain gold mineralization belt in Yuanling county, Hunan province. The mining permit was transferred to Yuanling Minco from the former state-owned Gold Bull Mountain gold mine with a payment by Yuanling Minco of RMB 1 million for the mining permit and the equipment and facilities attached to it. The exploration permit was acquired by taking over a private mining company which holds the exploration permit for the adjacent area of the Gold Bull Mountain gold mine at a cost of RMB 6 million. The current exploration and mining permits are valid until the middle of 2009 and renewable thereafter. Yuanling Minco and its mining and exploration permits are now totally controlled by Minco Gold.

The Gold Bull Mountain property is located in Yuanling county, Hunan province and is connected to the Yuanling county town by a 40 kilometre paved road and a 30 kilometre gravel road. The topography is characterized with northeast trending low rolling hills from 92 to 232 metres above sea level with a height difference from 100 to 140 metres. Water and power supply is sufficient for future mine production and exploration in the area.

The Gold Bull Mountain gold mineralization belt is located at the northeast section of the Xuefeng (Snow Mountain) metallogenic belt which hosts the most important gold and antimony deposits in the west and southwest Hunan province. The northeast trending Gold Bull Mountain gold mineralization belt is about 6 kilometres to the northwest direction of the large-sized Xiangxi Gold-Antimony-Tunston mine which occurs in a parallel mineralization zone.

Exploration in 2007

The major objective of exploration activities in 2007 was to further delineate and expand the gold resource within the Gold Bull Mountain mining permit and to evaluate exploration potential within the exploration permit proposed. Exploration programs consisted of:

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Underground development and 80mX50m grid drilling to delineate the mineable gold reserve from level 150m to level -100m within the mining permit;

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Sketch mapping program over the Gold Bull Mountain exploration permit, investigating and sampling all the available mine openings, trenches, and prospect pits; rehabilitating the most interesting mine workings; trenching over the geologically favorable sections identified in the mapping program.

Minco expected a successful resource definition within the mining permit by underground mapping and drilling. However, almost all the assay data of gold from the drill core samples is uneconomic although quartz veinlets were intersected in most of the completed holes. One of the major reasons for the poor results may be the nugget effect which can influence the effectiveness of a drill core sampling program. Therefore, Minco decided to terminate the drilling program in mid April after 3000 metres was drilled and shifted the exploration focus to underground tunneling and mapping for a better understanding of the distribution of gold mineralization within the mining permit and its adjacent area.

The revised exploration program included (1) a soil geochemical sampling program over the adjacent areas of the Gold Bull Mountain mining permit; (2) a 495m drifting and crosscutting program within the Gold Bull Mountain mining permit; (3) a 280m test tunneling program near Line 49 to the SW extension of the mining permit; and (4) a test drilling program at Line 1 to evaluate the mineralization potential in Proterozoic slate which outcropped in the northeast extension of the mining permit.

The geochemical soil sampling program was completed in September 2007 and the test drilling program was completed in early October 2007. A comprehensive data research on the two programs is being conducted by Minco geologists and a proposal for further exploration in the exploration permit will be worked out. The underground development at Levels 112 and 87 are still in progress.

Exploration Plans for 2008

Plans for 2008 include completing the underground development work on levels 87 and 47 and progress to initiating pilot production. Up to the end of May, 455.6m of underground development was completed. Some un-continuous minor gold mineralization zones were intersected in tunnels. The general range of the average gold grade in these veins is from 0.22 to 2.55g/t. No major mineable zone was delineated at Level 47.

The exploration program at GBM was terminated in June 2008.

Gansu Longnan Properties

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

Yangshan: including six exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

Yejiaba: including four exploration permits adjacent to Guojiagou exploration permit; potential for gold and antimony.

Xicheng East: including three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

All of these thirteen exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region.

Exploration in 2007

An aggressive trenching and drilling program was proposed over the Yuezhao and the Yangshanli areas in the Yangshan sub-project area and the Chengjiagou and the Chachashi areas in the Xicheng East sub-project area in 2007. Following up for the significant stream sediment anomalies will also be continued over all three sub-project areas.

Yuezhao:

A 2,500m test drilling program was proposed for the Yuezhao area where gold mineralization was defined with surface trenching in 2006. The first six holes were designed to test the dip extension and the strike continuity of gold mineralization at depth. The drilling program was initiated in early May 2007 and was completed in early August 2007. Six drill holes with a total footage of 1,762 metres were drilled along the strike of the surface mineralization zone. The potential mineralized target horizon was intersected within each drill hole with four of the six holes returning assays for gold.

Three mineralized bodies have been delineated at surface by trenching. Mineralized Zone I-1 is controlled for 400m by trenching from exploration lines 7 to 24 and was intersected in ZK0-1 at depth of 160m. Mineralized zone I-2 un-continuously distributed for 500m at surface between exploration lines 7 and 32 and has not been intersected in completed holes. Mineralized zone I-3 is located to the east of Line 68 and remains untested at depth. Gold mineralization from 1 to 3m in width was intersected in five holes and shows an obvious pinch-out pattern at depth. Average grade of the mineralization zones at depth is about 1g/t Au.

Yangshanli:

Yangshanli area has very strong anomalies of Au, As, Sb in stream sediments and soils and the favourable geological conditions. Trenching and mapping were conducted over the major alteration zones identified in the sketch mapping program in late 2006 in the first half of 2007. A major EW-trending mineralization zone (not the only one) of 1,600m in length has been revealed by 11 irregularly distributed trenches in phyllite sequence. Although bedrock has not been reached in some of the trenches, obvious mineralization has been detected in several trenches A sampling program with a shallow rig collected the weathered bedrock samples beneath the soil overburden along the mineralization zone. By the end of September 2007, 171 shallow holes with depth from three to seven metres were drilled and bedrock samples were collected from these holes. Drilling targets were delineated after the surface exploration program at Yangshanli area.

Xicheng East:

A preliminary reconnaissance investigation on the two strong silver anomalies at the Jiangjungou and the Xiaodonggou areas was carried out by Minco geologists in April 2007. In mid September 2007, a sketch mapping and traverse line investigation program was initiated at the Caopingshan area where significant geochemical Au and Ag anomalies were detected in stream sediment and soil samples.

Five historical mining pits were recognised and a mineralization zone characterised with strong silification and brecciation was seen within thick metamorphosed quartz sandstone in the Jiangjungou area. The observed width of the zone is from 0.05 to 0.3m. Nine grab samples were collected and two of them contain 86g/t Ag and 136g/t Ag respectively.

A site visit was made to the Xiaodonggou area. There are quite a few historical and modern mining activities in the area. An EW-trending mineralization zone has been recognised in the sericite schist and galena and sphalerite occurred as veinlets and stockworks in the ore zone. Two grab samples returned 160g/t and 615g/t Ag, 5.24% and 25.44% Pb, and 9.79% and 13.62% Zn respectively.

Exploration programs as mentioned above have resulted in the following discoveries:

Yangshanli Gold Occurrences: eight structurally controlled alteration and mineralization zones have been identified within the largest and strongest composite anomaly of Au, As, Sb and Ag at the central section of the Yangshan Project Area. Individual zone ranges from several hundreds to more than 1800 meters in length. Average grade of gold mineralization intersected in trenches is from 0.3 to 1.03g/t and width of mineralization zones varies from 4 to 13.5 meters. Significant intersections include 1.02g/t Au over 7m, 0.79g/t Au over 10.3m, and 0.5g/t Au over 10.9m.

Miaogou Ag-Pb-Zn Occurrences: Artisan mining tunnels and pits have been seen within very strong soil silver anomalies at the east section of the Xicheng East Project area. Individual veins range from 0.2 to 1m. Two grab samples returned 0.2 and 0.24g/t Au, 160 and 615g/t Ag, 5.24 and 25.44% Pb, 9.79 and 13.62% Zn, respectively.

Shiaigou Pb-Zn-Ag Occurrence: Five Pb-Zn mineralization zones discovered in Devonian sandy slate in the Xicheng East sub-project area. Individual vein is from 0.2 to

0.6m in width and 200 to 270m in length. Grab samples returned 0.11-6.31% Pb, 4.39-25.8% Zn and 39-58g/t Ag.

Exploration in 2008

Exploration focus in 2008 will consist of the following:

1.

Detailed mapping, IP survey and test drilling at the Yangshanli and adjacent areas in the Yangshan sub-project area;

2.

Detailed mapping, trenching and soil sampling in the Chengjiagou, Shiaigou and Miaogou occurrences at the Xicheng East sub-project area to generate targets for test drilling;

3.

Reconnaissance investigation at some geologically favourable areas at the Yangshan, the Yejiaba and the Xicheng East sub-project areas.

The disastrous earthquake in May and aftershocks in the following months has seriously interrupted and delayed most of the exploration programs at Longnan.

Yangshanli:

At the end of June 2008, a surface mapping and trenching program was initiated within the 3 km2 area in the Lijiawan-Shibali area, and follow up for some major Au, As and Sb anomalies was conducted in the adjacent areas of the known mineralization zone. The surface mapping program is designed to better understand the structure control and trace the strike extension of the known gold mineralization intersected in trenches last year. 13km2 of 1:10,000 mapping was completed by the end of September. A new mineralization zone of more than 6 metres in width has been discovered about 1,000 metres north of the major known zone revealed in trenches TC21, TC7 and TC8. The new zone occurred at the contact zone between thick limestone and phyllite and closely associated with a NW-trending fault zone. Grade of continuous surface channel samples is from 0.25 to 0.8g/t Au.

Five trenches were dug to trace the strike extension of the known mineralization outcrops but most of them did not reach bedrock. The effectiveness of trenching is very limited because of the thick overburden in most of the survey area.

An IP survey was completed in the 3km2 investigation area in September to define exploration targets at depth. Dip extensions of favourable rock units and structures as well as possible intrusives have been delineated with the results of the IP survey in the survey area.

Xicheng East:

A reconnaissance survey program was initiated across the exploration areas at the Xicheng East sub-project area. The general objective of the reconnaissance investigation is to define targets for more detailed exploration by systematic traverse line mapping and sampling over the five known Pb-Zn-Ag occurrences and the Mohuashan geochemical soil anomalies.  Channel samples were collected over known mineral occurrences and chip samples were collected over new alteration and mineralization zones along traverse lines.

Reconnaissance investigation was completed by September and consisted of 41.5km line kilometres of geological mapping and 236 chip and channel samples were collected over known mineral occurrences and favourable potential areas. Major results are summarized below:

1. Sanchawan Pb-Zn Occurrence: Mineralization occurred in sandstone at the contact zone between sandstone and limestone. The mineralization zone is 2.0 to 4.8m in width and can be traced for 150m along strike. Three artisan tunnels and mining pits were observed. Spot galena and limonite can be seen in samples. 31 channel samples were collected and 12 of them contain 0.28% to 1.85% Pb. The zone is considered a Pb-dominated mineralization zone and deep potential of the zone should be further evaluated.

2. Chengjiagou Au-Ag-Pb Occurrence: Mineralization occurred in a small fractured zone in sandy slate. The observed mineralization zone is 2.3m in length and 0.03 to 0.3m in width. Banded and glaebule galena was observed associated with silification and pyritization. Two of the seven channel samples contain 1.67g/t Au, 10g/t Ag, 0.43% Pb and 0.33g/t Au, 70g/t Ag and 2.39% Pb respectively. Further exploration will be carried out to evaluate mineralization potential along strike and in the hanging wall rocks where gold mineralization was detected.

3. Xiaodonggou and Sanhewan

a)

Xiaodonggou Pb-Zn-Ag Occurrence: Mineralization occurred in fissures developed in sericite schist. The fissures are 0.02 to 0.5m in width and tens of centimetres to several meters in length. Glaebule sphalerite and galena, spotty pyrite filled in some of these fissures. 14 channel samples were collected and 4 of these samples contain 0.15% to 0.74% Pb, 0.14% to 2.14% Zn.

b)

Sanhewan Pb-Zn Occurrence: Sanhewan is the west extension of the Xiaodonggou occurrence. A 2m-wide alteration zone was observed and 12 chip samples were collected. 4 samples contain 0.48% to 0.56% Pb and 0.41% to 0.87% Zn.

Both Xiaodonggou and Sanhewan occurrences are located in a local Au-Ag mineralization zone. Two gold deposits are located at 5km and 9km west respectively.

Reconnaissance investigation and sampling have been restricted in surface observation and sampling of the observable mineralization outcrops.

Detailed exploration will be organized in October and November 2008 in the above described areas by trenching and sampling.

Regional Target Generation:

In March 2008 Minco’s field crew commenced reconnaissance work at Henjiawan which is geologically similar to the Anba deposit.  Work consisted of mapping, trenching and sampling.  A structural and alteration zone was identified and 54 chip samples collected and the best results are 0.58, 0.42, 0.36, 0.89, 0.21 and 0.36 g/t Au. The gold mineralization is mainly associated with dark grey phyllite and granite dykes. Trenching was conducted in April 2008 and 46 channel samples were collected. Assay data returned from channel samples ranges from 0.01 to 0.02g/t Au.

Reconnaissance investigation at the Yejiaba area has been conducted on the extension zones of an adjacent known gold deposit. 45 line kilometres was investigated and 103 chip samples were collected. Gold mineralization was identified in the structurally fractured zones extended from the known deposit. Chip samples from the 3-5cm wide veinlets returned 0.58 to 24.6g/t Au. Four trenches were dug. Mineralization zone of 5m in width was delineated in one of the trenches with grade from 0.2 to 0.58g/t.

Regional reconnaissance investigation for exploration target generation is now ongoing over the major multi-element anomalies associated with favourable geological and structural features in the Yangshan and the Yejiaba sub-project areas.

Minco Base Metals

Minco Base Metals was formed in 2004 to hold and develop the Company’s base metal projects. As of November 15, 2007 Minco Gold’s interest in the White Silver Mountain project was transferred to Minco Base Metals Corp. and spun out to shareholders at that time.

Investment in Minco Silver Corporation

The Company owns 13,000,000 common shares (representing 40.48%) of Minco Silver that was acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

Minco Silver’s principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. Minco Silver’s principal property is the Fuwan Property located in Guangdong Province, China.

Prior to November 17, 2006, the Company owned the majority of the shares of Minco silver and, therefore, consolidated the accounts of Minco Silver. Effective November 17, 2006, the Company commenced accounting for its investment in Minco Silver on an equity basis and as a result the following assets and liabilities were deconsolidated at that date: current assets of $5,786,000 (including cash of $6,539 and short term investments of $5,578,000); property and equipment of $80,000; current liabilities of $1,175,000 and non-controlling interest of $2,985,000.

On May 17, 2008 Minco Silver share purchase warrants were exercised for 741,357 common shares at an exercise price of $3.45.  The Company did not participate in this exercise and as a consequence its ownership in Minco Silver was reduced from 41.59% to 40.48%.  This reduction in ownership resulted in a dilution gain for the quarter ended June 30, 2008 of $1,376,000.

On July 22, 2008, Minco Silver announced the potential acquisition of 100% of the issued and outstanding common shares of Sterling Mining Company (“Sterling”).  Among the terms of the deal is that Minco Silver has offered 0.51 of a Minco Silver share for each one of Sterling’s share.  The transaction would result in a significant dilution of the Company’s interest in Minco Silver if and when the transaction closes. The proposed transaction was terminated in August 2008 after the completion of due diligence.

Please refer to the AIF and MD&A of Minco Silver for the year ended December 31, 2007, available on SEDAR and accessible at www.sedar.com, for further information on Minco Silver and its properties.

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	September 30, 2008	December 31, 2007
Investment in Minco Silver Corporation on an equity basis	$ 660,841	$ 3,079,412

Market value of Minco Silver shares	$12,350,000	$38,740,000

As of September 30, 2008, Minco Silver had current assets of $11,349,000, property and equipment of $254,000, current liabilities of $3,319,000 and shareholders’ equity of $8,283,000. During the first nine months ended September 30, 2008, Minco Silver incurred exploration costs of $7,060,000, administration costs of $3,046,000 and a loss of $9,756,000, resulting in an equity loss of $3,976,000 for the Company.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars or RMB, as applicable.

Exploration Costs

Gross exploration costs totaled $914,000 for the three months ended September 30, 2008 compared to $435,000 in 2007. There were no cost recoveries for the three month period ended September 30, 2008 (2007 - $nil).

Three Months Ended		Six Months Ended
September 30,		September 30,
	2008	2007	2008	2007
Currently active properties:
Gansu
- Yangshan (Anba)	-	5,765	2,334	7,903
- Minco-Qinqi			(85,868)	10,630
(formerly West Extension of Yangshan)	(85,868)	(21)
- Longnan	178,741	159,617	583,144	641,275
Inner Mongolia
- Gobi Gold	117,260	39,688	195,991	48,193
- BYC	3,142	13,162	25,470	26,787
Guangdong
- Changkeng	645,783	34,751	2,543,557	57,620
Henan
- Xiaoshan	49,808	70,048	287,948	70,048
Hunan
- Gold Bull Mountain	5,304	110,920	93,253	589,030
Total	914,171	433,930	3,645,840	1,451,486
Exploration cost recoveries	-	-	-	-
Expensed exploration permits	-	-	(1,368,426)	-
Expensed exploration costs	(914,171)	(433,930)	(2,277,414)	(1,451,486)
Capitalized mining permit costs	$ -	$ -	$ -	$ -

The increase in exploration costs is due to the spending on the Changkeng Exploration Permit purchased in 2008, partially offset by less field work conducted on the Longnan Properties, less underground development on the Gold Bull Mountain Properties Details of the expenditures incurred on the properties are as follows:

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Gansu – Yangshan (Anba)

Consulting fees	$ -	$ 2,813	$ -	$ 2,813
Labor costs	-	2,952	-	2,952
Other exploration costs	-	-	2,344	2,137
Total	$ 2,344	$ 5,765	$ 2,344	$ 7,903

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Gansu – Minco-Qinqi
(formerly West Extension of Yangshan)

Consulting fees	$ -	$ -	$ -	$ 8,725
Geology and drilling	(38,956)	-	(38,956)	-
Labor costs	(15,804)	-	(15,804)	-
Other exploration costs	(31,107)	(21)	(31,107)	1,905
Total	$ (85,868)	$ (21)	$ (85,868)	$ 10,630

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Gansu – Longnan

Consulting fees	$ 38,732	$ 24,080	$ 118,568	$ 93,875
Geology and geochemistry	78,044	72,782	78,044	361,414
Labor costs	64,124	37,590	152,318	118,037
Other exploration costs	(2,150)	25,165	234,214	67,949
Total	$ 178,741	$ 159,617	$ 583,144	$ 641,275

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Inner Mongolia – Gobi Gold

Consulting fees	$ 15,152	$ 16,221	$ 49,061	$ 19,429
Geology and drilling	74,167	1,418	85,197	1,418
Labor costs	15,661	11,035	31,111	11,152
Other exploration costs	12,280	11,014	30,622	6,194
Total	$ 117,260	$ 39,688	$ 195,991	$ 48,193

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Inner Mongolia – BYC

Consulting fees	$ 469	$ -	$ 15,979	$ -
Labor costs	40	7,172	1,936	12,304
Drilling and geology	1,932	2,100	1,932	4,850
Other exploration costs	701	3,890	5,624	9,633
Total	$ 3,142	$ 13,162	$ 25,470	$ 26,787

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Guangdong – Changkeng

Consulting fees	$ 16,575	$ 10,369	$ 57,329	$ 20,682
Drilling and geology	594,522	15,296	1,049,124	20,160
Other exploration costs	34,687	275	68,678	462
Exploration permit	-	8,811	1,368,426	16,316
Total	$ 645,784	$ 34,751	$ 2,543,557	$ 57,620

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Hunan- Gold Bull Mountain

Consulting fees	$ 1,238	$ 21,904	$ 7,969	$ 53,629
Drilling and geology	76,837	87,035	84,308	517,883
Labor costs	-	-	-	12,868
Other exploration costs	(72,771)	1,981	976	4,650
Total	$ 5,304	$ 110,920	$ 93,253	$ 589,030

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Henan- LuHuYu
Consulting fees	$ -	$ 9,600	$ 24,581	$ 9,600
Labor costs	25,129	5,528	57,996	5,528
Other exploration costs	24,679	54,920	205,371	54,920
Total	$ 49,808	$ 70,048	$ 287,948	$ 70,048

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the three-month period ended September 30, 2008, the Company spent a total of $762,000 on administrative expenses compared to $2,058,000 in the same period of 2007.

Significant changes in expenses are as follows:

•

The Company realized a foreign exchange gain of $153,000 for the three month period ended September 30, 2008, as compared to a loss of $759,000 in the same period of 2007.

•

The Company incurred investor relations expense of $92,000 in the current quarter compared to $164,000 in the same period of 2007. The amount decreased due to a lower level of investor relation activity in the current quarter.

•

In the quarter ended September 30, 2008, the Company granted 277,500 stock options to its employees and consultants at the price range of $0.66 to $0.81 per share. The Company recorded $428,000 of stock based compensation expense during the three months ended September 30, 2008 compared to $688,000 for the comparative period.

In the nine-month period ended September 30, 2008, the Company spent a total of $2,293,000 on administrative expenses compared to $4,132,000 in the comparative period.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees.

In the three months ended September 30, 2008, interest and sundry income was $29,000 compared to $82,000 in the comparative period. The decrease was mainly due to a lower balance on deposit.

As at September 30, 2008, short-term investments consisted of cashable guaranteed investment certificates and 420,000 shares of New Cantech Venture Inc. (“New Cantech”) common shares (see Note 7(d)). The market value of the shares was $25,200 as of September 30, 2008.

At September 30, 2008, the yields on the short-term investments were 3.00% per year (December 31, 2007 – 4.00% to 4.35%).

Financial Position

Since the Company’s last year end on December 31, 2007, its total assets have changed from $16,747,000 to $14,809,000 at September 30, 2008.  None of the components of total assets have changed significantly in that period other than some of the short-term investments were converted to cash and used to fund operations and the Equity Investment in Minco Silver decreased due to the Company’s equity loss in the operations of Minco Silver.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2008			2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Interest and sundry income	$28,646	$19,490	$62,112	$54,374	$82,349	$80,586	$89,510	$173,201
Net income (loss)-as reported	($2,463,823)	($1,821,368)	($3,350,924)	($311,368)	($2,880,632)	($2,403,260)	($1,984,971)	$2,506,835
Net income (loss)-as restated (1)	-	-	-	-	-	-	-	($3,078,835)
Net income (loss) per share – basic and diluted-as reported	($0.06)	($0.06)	($0.06)	($0.01)	($0.07)	($0.06)	($0.05)	$0.06
Net income (loss) per share – basic and diluted-as restated	-	-	-	-	-	-	-	$0.07

During the most recent eight quarters, the Company had no extraordinary items.

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the third quarter of 2008, spending was higher on exploration due to a drilling program initiated on the Changkeng property.

In the first quarter of 2008, the Company spent $1,368,000 on the Changkeng Exploration Permit.  There were no further sales of Minco Silver shares.

In the fourth quarter of 2007, the Company recorded a gain on the sale of 1,000,000 Minco Silver shares of $2,978,000. This is the main contributor to the increase in earnings in the fourth quarter of 2007.

In the last quarter of 2006, the Company generated a dilution gain of $5,213,000 on November 16, 2006 on the issuance of shares by Minco Silver pursuant to a short form prospectus and recorded equity loss on investment in Minco Silver of $521,000.

In the fourth quarter of 2006, the loss increased compared to the same period of 2005, due primarily to more exploration activities, especially on the Gold Bull Mountain, Fuwan and Longnan projects. The increased loss was also due to the increase of stock based compensation from $78,000 in the fourth quarter of 2005 to $1,018,000 in the same period of this year.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, investment, and permitting activities.  The Company believes that it has sufficient cash to cover its operating activities for the next 12 months.

Cash Flow

Operating Activities

In the third quarter of 2008, the Company used cash of $707,000 to support operating activities, compared to $1,667,000 in the same period of 2007.  The net loss in this quarter was $2,464,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $26,000, stock-based compensation of $428,000, the equity loss on the investment in Minco Silver of $1,118,000 and the write down of short-term investment of $46,000. It is also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $486,000.

For the nine-month periods ended September 30, 2008 and 2007, cash used in operating activities was $1,947,000 and $4,092,000, respectively.

Financing Activities

For the quarter ended September 30, 2008, the Company generated cash of $1,722,000 from the contributions of non-controlling interests while cash of $ 9,000 was generated from the exercise of options in the comparative period in 2007.

During the nine-month period ended September 30, 2008, the Company generated $2,201,000 from financing activities, compared to $106,000 in the same period of 2007.

Investing Activities

In the third quarter of 2008, the Company generated cash of $3,080,000 in investing activities compared to cash generated of $942,000 in the same period of 2007. In the current quarter, $3,438,000 was redeemed from short-term investments. The Company also spent $22,000 to purchase new equipment and capital assets and incurred a net advance of $336000 to Minco Silver for the funding of activities on behalf of Minco Silver.

For the nine-month period ended June 30, 2008 and 2007, the cash generated from investment activities were $4,858,000 and $5,074,000, respectively.

Available Resources

The Company’s cash and short-term investment balance at September 30, 2008 amounted to $7,948,000.

Share Capital

Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005; (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006; and (d) 379,516 escrow shares on July 1, 2007.  As at September 30, 2008, all shares have been released from escrow.

Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $2,055,978, as follows:

2008	$ 83,254
2009	292,631
2010	296,258
2011	311,850
2012	317,048
2013	332,640
2014	337,838
2015	84,459
$ 2,055,978

The Company has entered into sub-lease agreements for a portion of its leased premises.

(b)

Minco Gold is also conditionally committed to payments of up to $7,720,722 in respect of joint venture investments and mineral property development.

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Mingzhong (1)	7,720,722	3,860,361	3,860,361	$ -	$ -

Notes:

(1)

Costs of exploration permits and investment commitments in accordance with the Mingzhong JV Contract dated February 8, 2007.

Transactions with Related Parties

a.

The Company incurred the following fees to its directors or corporations controlled by its directors:

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Exploration costs	$ 14,531	$ 17,812	$ 52,969	$ 57,187
Management fees	11,250	5,625	19,688	10,313
Property investigation	938	4,688	4,687	18,750
Investor relations	1,406	-	7,031	-
Director's fees	15,250	14,000	37,250	49,500
	$ 43,375	$ 42,125	$ 121,625	$ 135,750

b.

As of September 30, 2008 receivables of $329,717 (December 31, 2007 - $239,260) are due from five companies related by two common directors.

At September 30, 2008, the Company also has $502,197 (December 31, 2007 - $1,929,893) due to Minco Silver. The amount is unsecured, non-interest bearing and repayable on demand.

At September 30, 2008, Minco China also has a balance of $2,857,687 (December 31, 2007 – $4,639,788) due from Minco Silver in relation to expenditures on the Fuwan Property, new silver projects’ investigation, and shared office expenses paid by Minco China on behalf of Minco Silver. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

c.

In 2003, the Company entered into a letter agreement with New Cantech, which is related by one common director. Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 500,000 common shares. As of September 30, 2008, the Company has sold 80,000 common shares in the market, and there were 420,000 common shares in total holding by the Company.

On September 28, 2006, New Cantech notified the Company that it does not want to proceed further with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. As disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations which must be met to earn an interest in the allocation of any future profits that may be generated from the joint ventures.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the December 31, 2007 audited financial statements. There has been no change to the Company’s accounting policies in the current period.

Financial Instruments and Other Instruments

Fair value - The fair values of receivables, accounts payable and accrued liabilities approximates their carrying values due to the short-term nature of these financial instruments.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments.

Credit risk - The Company generally places its short-term investment funds with government and Canadian bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Outstanding Share Data

At the date of this MD&A, the Company has 42,989,051 common shares and 4,600,834 stock options outstanding, for a total of 47,589,885 fully diluted common shares outstanding.